Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Endeavour International Holding BV:

We consent to the use of our report dated January 24, 2013, with respect to the consolidated balance sheets of Endeavour International Holding BV and subsidiaries as of December 31, 2011 and 2010 and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss) and cash flows for each of the years in the three-year period ended December 31, 2011, incorporated herein by reference to the Form 8-K of Endeavour International Corporation dated January 24, 2013, and to the reference to our firm under the heading “Experts” in the prospectus.

Our report with respect to the consolidated financial statements refers to changes in Endeavour International Holding BV’s method of estimating oil and gas reserves.

/s/ KPMG LLP

Houston, Texas

January 29, 2013